UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 26, 2006 and the period December 27, 2006 through December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

Audited Financial Statements and Supplemental Schedules

As of December 31, 2006 and December 26, 2006 and 2005 and for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006 with Report of Independent Registered Public Accounting Firm.

Danaher Corporation & Subsidiaries Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2006 and December 26, 2006 and 2005 and for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2006 and December 26, 2006 and 2005, and the related statements of changes in net assets available for benefits for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and December 26, 2006 and 2005, and the changes in its net assets available for benefits for the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006 and December 26, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 22, 2007

Danaher Corporation & Subsidiaries Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2006	December 26,
		2006	2005
Assets
Investments, at fair value	$1,293,256,375	$1,189,698,537	$1,017,748,701
Participant loans	20,226,565	20,438,613	19,359,560

Total investments	1,313,482,940	1,210,137,150	1,037,108,261
Receivables:
Participant contributions	2,637,385	1,393,609	3,907,303
Employer contributions	4,075,247	3,021,560	4,616,353

Total receivables	6,712,632	4,415,169	8,523,656

Total assets	1,320,195,572	1,214,552,319	1,045,631,917
Liabilities
Administrative expenses payable	29,034	29,034	19,082

Net assets available for benefits at fair value	1,320,166,538	1,214,523,285	1,045,612,835
Adjustment from fair value to contract value for fully benefit-responsive investment contract	2,254,584	1,949,226	2,364,720

Net assets available for benefits	$1,322,421,122	$1,216,472,511	$1,047,977,555

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Period December 27, 2006 through December 31, 2006	Year ended December 26, 2006
Additions
Contributions:
Participant	$2,091,139	$63,341,884
Rollovers	331,853	7,829,675
Employer matching	666,400	19,242,975
Employer unilateral	982,099	24,324,366
Employer discretionary	56,104	2,111,116

Total contributions	4,127,595	116,850,016
Interest and dividend income	4,836,832	88,322,575
Net realized and unrealized (depreciation) appreciation in fair value of investments	(2,369,987)	54,468,892

Total additions	6,594,440	259,641,483
Deductions
Benefit payments	1,634,055	109,314,183
Administrative expenses	28	612,258

Total deductions	1,634,083	109,926,441

Net increase prior to plan transfers	4,960,357	149,715,042
Net transfers into plan	100,988,254	18,779,914

Net increase in assets available for benefits	105,948,611	168,494,956
Net assets available for benefits:
Beginning of period/year	1,216,472,511	1,047,977,555

End of period/year	$1,322,421,122	$1,216,472,511

See accompanying notes.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements

December 31, 2006 and December 26, 2006 and 2005

1.	Description of the Plan

The Danaher Corporation & Subsidiaries Savings Plan (the Plan) was established for certain employees, effective November 30, 2002. Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 30, 2005, the OECO Employees’ Qualified Savings Plan merged into the Plan. On June 1, 2006 the Visual Networks 401(k) Plan merged into the Plan. On September 29, 2006 the Marsh-McBirney, Inc. 401(k) Plan merged into the Plan.

On December 29, 2006 the Leica Microsystems Inc. 401(k) Savings Plan and the Sybron Dental Specialties, Inc. Savings and Thrift Plan merged into the Plan.

These plan mergers occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned companies.

Effective after the plan year ended December 26, 2006, the Plan changed its plan year end to December 31st. As a result, these financial statements reflect the short plan year for the period December 27, 2006 to December 31, 2006.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums). The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation. The Plan also has provisions for an employer discretionary contribution that equals a percentage of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year. For the Plan year ended December 26, 2006, the discretionary contribution percentage was set at 2%. This contribution is calculated and deposited into eligible employee accounts subsequent to the Plan year-end. Employees are eligible for Company contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings or losses thereon are fully vested at all times.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date of his or her employment terminates or the calendar year in which he or she reaches the age of 70 1/2.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Benefit Payments (continued)

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship or the amount unavailable from resources of the participant. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the Plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions; any employer matching, unilateral, and discretionary contributions; and an allocation of Plan earnings or losses; and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeited Accounts

At December 31, 2006 and December 26, 2006 and 2005, forfeited nonvested accounts totaled $2,763,715, $2,494,883, and $1,544,448, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become non-forfeitable.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 26, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 26, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

The Fidelity Managed Income Portfolio II consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio II is included in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Participant loans are valued at their unpaid balances, which approximate fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

3.	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4.	Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31, 2006	December 26,
		2006	2005
Danaher Corporation Stock Fund	$214,719,313	$215,696,413	$174,246,142
Fidelity Asset Manager Fund	*	*	68,691,005
Fidelity Equity Income Fund	119,430,370	106,303,660	88,454,290
Fidelity Diversified International Fund	83,642,636	78,717,792	*
Fidelity Low-Priced Stock Fund	83,663,460	83,190,321	78,466,536
Fidelity Magellan Fund	171,578,420	171,645,647	174,802,489
Fidelity MIP II Fund (at contract value)	190,291,855	164,518,952	161,322,066
Fidelity Retirement Money Market Fund	*	63,553,606	52,410,893
Templeton World Fund Class A	67,714,820	*	*

*	Less than 5% in period presented.

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

4.	Investments (continued)

During the period December 27, 2006 through December 31, 2006 and the year ended December 26, 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in fair value by ($2,369,987) and $54,468,892, respectively, as follows:

	Period December 27, 2006 through December 31, 2006	Year ended December 26, 2006
Danaher Corporation Stock Fund	$(944,896)	$51,204,226
American Beacon Small Cap Value PA	—	1,057,881
American Beacon Small Cap Value Fund Institutional Class	(34,242)	(158,283)
American Funds Growth Fund of America Class R4	30,798	248,780
Fidelity Asset Manager Fund	—	1,574,572
Fidelity Diversified International Fund	905,228	6,696,649
Fidelity Equity Income Fund	198,817	8,421,627
Fidelity Freedom Income Fund	(51,971)	66,001
Fidelity Freedom 2010 Fund	(1,028,815)	1,403,026
Fidelity Freedom 2020 Fund	(1,460,761)	2,178,929
Fidelity Freedom 2030 Fund	(750,640)	1,274,143
Fidelity Freedom 2040 Fund	(235,079)	463,682
Fidelity Low-Priced Stock Fund	363,997	4,688,526
Fidelity Magellan Fund	366,773	(31,485,503)
Franklin Small Mid-Cap Growth Fund Class A	—	1,595,927
Franklin Small Mid-Cap Growth Fund Advisor Class	66,193	(2,062,004)
Legg Mason Value Trust Fund FI Class	—	27,680
Legg Mason Value Trust Fund Inst. Class	464	139,960
PIMCO Total Return Fund Admin Class	—	(360,735)
PIMCO Total Return Fund Institutional Class	(205,121)	121,000
Spartan U.S. Equity Index Fund Investor Class	42,229	3,647,033
Templeton World Fund Class A	367,039	3,725,775

	$(2,369,987)	$54,468,892

Danaher Corporation & Subsidiaries Savings Plan

Notes to Financial Statements (continued)

5.	Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Additionally, as of December 31, 2006 and December 26, 2006 and 2005, the Plan invested in 2,914,277; 2,914,573; and 3,105,375 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 26, 2006, the Plan received $239,633 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006	December 26, 2006
Net assets available for benefits per the financial statements	$1,322,421,122	$1,216,472,511
Deemed distributions with no post-default payment activity	(556,533)	(524,336)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,254,584)	(1,949,226)
Net assets available for benefits per the Form 5500	$1,319,610,005	$1,213,998,949

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 26, 2006:

Benefits paid to participants per the financial statements	$109,314,183
Loan defaults previously deemed distributed that reached a distributable event	(142,510)
Corrective distributions	(117,309)

Benefits paid to participants per the Form 5500	$109,054,364

Supplemental Schedules

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held At End of Year)

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$63,899,653
*Fidelity MIP II Fund	Common/collective trust	*	*	188,037,271
*Danaher Corporation Common Stock	Unitized stock fund	*	*	214,719,313
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	27,484,442
American Funds Growth Fund of America Class R4	Mutual fund	*	*	24,336,974
*Fidelity Diversified International Fund	Mutual fund	*	*	83,642,636
*Fidelity Equity Income Fund	Mutual fund	*	*	119,430,370
*Fidelity Freedom Income Fund	Mutual fund	*	*	4,536,599
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	32,779,875
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	47,574,800
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	24,118,824
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	7,810,186
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	83,663,460
*Fidelity Magellan Fund	Mutual fund	*	*	171,578,420
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	43,102,579
Legg Mason Value Fund Institutional Class	Mutual fund	*	*	4,781,356
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	42,649,720
*Spartan U.S. Equity Index Fund	Mutual fund	*	*	41,395,077
Templeton World Fund Class A	Mutual fund	*	*	67,714,820
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	*	*	20,226,565

Total investments				$1,313,482,940

*	Indicates a party-in-interest to the Plan.

**	Historical cost is not required to be presented, as all investments are participant-directed.

Danaher Corporation & Subsidiaries Savings Plan

EIN: 59-19995548; Plan No.: 004

Schedule H, Line 4i –

Schedule of Assets (Held At End of Year)

December 26, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$63,553,606
*Fidelity MIP II Fund	Common/collective trust	*	*	162,569,726
*Danaher Corporation Common Stock	Unitized stock fund	*	*	215,696,413
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	24,386,143
American Funds Growth Fund of America Class R4	Mutual fund	*	*	10,043,927
*Fidelity Diversified International Fund	Mutual fund	*	*	78,717,792
*Fidelity Equity Income Fund	Mutual fund	*	*	106,303,660
*Fidelity Freedom Income Fund	Mutual fund	*	*	4,323,978
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	29,847,585
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	42,470,695
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	21,424,198
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	7,171,769
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	83,190,321
*Fidelity Magellan Fund	Mutual fund	*	*	171,645,647
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	36,189,760
Legg Mason Value Fund Institutional Class	Mutual fund	*	*	2,058,616
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	35,675,547
*Spartan U.S. Equity Index Fund	Mutual fund	*	*	35,398,422
Templeton World Fund Class A	Mutual fund	*	*	59,030,732
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	*	*	20,438,613

Total investments				$1,210,137,150

*	Indicates a party-in-interest to the Plan.

**	Historical cost is not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

		By:	DANAHER CORPORATION, Plan Sponsor

Date:	June 25, 2007	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President — Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm